Exhibit (a)(1)(I)
Subject: Willis Group Holdings Limited — Offer to Purchase Eligible Stock Options (Notice of Expiration)
Dear <forename>,
This email is to notify you that the Offer Period in respect to Willis Group Holdings Limited’s Offer to Purchase Eligible Stock Options expired at 5 p.m. New York Time (Eastern Daylight Time) on August 6, 2009. No further election, or changes to your election, regarding your Eligible Options will be accepted.
Should you have any questions regarding this Offer, please contact Global Shares by email at willis@globalshares.com or by telephone using any of the following numbers:

Europe:	+353 23 88 33 062	9am – 5pm (British Summer Time)
North America/Latin America:	+1 (347) 853-7332	9am – 5pm (Eastern Daylight Time)
North America/Latin America:	+1 (650) 206-2629	9am – 5pm (Pacific Daylight Time)
Asia Pacific:	+86 21 6279 7208	9am – 5pm (China Standard Time)
Kindest Regards
Global Shares